EXHIBIT 99.1

Prosensa Announces Third Quarter 2013 Financial Results and Recent Corporate Developments

Working Closely With Collaboration Partner GSK to Analyze Benefit-to-Risk Profile of drisapersen Across All Studies

LEIDEN, The Netherlands, Nov. 18, 2013 (GLOBE NEWSWIRE) -- Prosensa Holding N.V. (Nasdaq:RNA), the Dutch biopharmaceutical company focusing on RNA-modulating therapeutics for rare diseases with high unmet need, today reported financial results for the quarter ending September 30, 2013.

"Together with our collaboration partner, GSK, the benefit-to-risk profile of drisapersen treatment across all studies is being fully evaluated and is expected to be completed by the end of the year," said Hans Schikan, Chief Executive Officer of Prosensa. "We have a very large dataset to work with, and we remain committed to the overall program and RNA-modulation technology platform."

Mr. Schikan continued, "With no long term disease-modifying therapies available for patients with Duchenne muscular dystrophy (DMD), research and development of possible treatment options is of vital importance for the boys and their families affected by this debilitating disease. This has driven us to develop a portfolio of products targeting DMD and continues to drive us to find a treatment. We remain steadfast in our commitment to work closely with patient groups and to provide as much information about the drisapersen program as soon as possible."

Prosensa's current portfolio includes six compounds for the treatment of DMD with four compounds currently in clinical development, all of which have received orphan drug status in the United States and the European Union. The compounds utilize an innovative technique called exon-skipping to provide a personalized medicine approach to treat different populations of DMD patients. Furthermore, the company has progressed PROSPECT, a unique research program which could enable expedited development of DMD therapeutic candidates that target multiple exons.

Recent Corporate Highlights

-- Reporting and Analysis of drisapersen data

  On September 20, 2013, Prosensa and its collaboration partner, GSK, announced that the Phase III (DMD114044) clinical study of drisapersen, an investigational antisense oligonucleotide for the treatment of DMD patients with an amenable mutation, did not meet the primary endpoint of a statistically significant improvement in the 6 Minute Walking Distance (6MWD) test compared to placebo.

  On September 25, 2013, during the DIA/FDA Oligonucleotide based Therapeutics Conference in Washington, DC, Dr. Craig McDonald of UC Davis Children's Hospital presented data from the DEMAND V (DMD114876) study, a Phase II exploratory study to assess two doses of drisapersen in the treatment of ambulant boys with DMD. At the 6mg/kg/week dose, drisapersen has a 27 meter benefit over placebo on the 6MWD, which was clinically meaningful but not statistically significant.

  Full evaluation of the benefit-to-risk profile of drisapersen treatment across all studies is anticipated to be completed by year-end. This will include analyses of pooled results from various drisapersen studies.

-- PRO053 Phase I/II trial update

  On September 6, 2013, Prosensa announced dosing of the first patient in its Phase I/II clinical trial of PRO053, the company's fourth compound in its clinical development portfolio for DMD.

-- FP7 Grant Awarded for Development of PRO045

  On August 1, 2013, Prosensa announced that it is part of a high quality, pan-European consortium which has been awarded a prestigious Framework Programme 7 (FP7) research grant of €6 million from the European Commission to support the ongoing clinical study of Prosensa's third novel DMD development candidate, PRO045. The project is expected to run for three years.

Financial Highlights

  Cash Position and Cash Consumption Our cash and cash equivalents as of September 30, 2013 were €86.7 million, compared to €40.7 million as of December 31, 2012. Our cash consumption, excluding cash flows from financing in the first three quarters of 2013 was €17.8 million.

  Revenue & Deferred Revenue Revenue was €2.4 million for the third quarter 2013, compared to €2.3 million for the comparable period in 2012 due to decreased license income of €0.6 million and increased collaboration revenue of €0.7 million for the third quarter 2013. All of our license revenue and collaboration revenue were generated under the GSK Agreement.

  R&D Expense Research and development expense was €4.9 million in the third quarter 2013, compared to €3.7 million for the comparable period in 2012. While we incurred expenses for finalization of the preclinical safety studies for PRO045 and PRO053 in the three months ended September 30, 2012, our research and development expenses in the three months ended September 30, 2013 mainly related to the ongoing Phase I/II study of PRO045 and PRO053. In both 2012 and 2013 we incurred expenses for the 3-months preclinical safety studies for PRO052 and in 2013 for preparing for these studies in PRO055.

  G&A Expense General and administrative expense was €1.9 million in the third quarter 2013, compared to €0.9 million in the comparable period in 2012. The increase is primarily due to share-based compensation expense and costs associated with operating as a public company.

  Net Loss Net loss for the third quarter 2013 was €4.3 million in the third quarter 2013 and €12.5 million for the nine months ended September 30, 2013, compared to €1.8 million and €6.9 million for the comparable periods in 2012.

Recent & Upcoming Conferences

Prosensa management has recently participated or will be participating in the following conferences through the end of 2013 and early 2014:

  Action Duchenne 12th International Conference, London, UK, Nov 8-9, 2013
  EURO-TIDES Oligonucleotides and Peptides, Prague, Czech Republic, Nov 13-14, 2013
  New York CEO Conference, New York, NY, Nov 12-13, 2013
  KBC Life Sciences Meeting, New York, NY, Nov 14, 2013
  World Orphan Drug Congress Europe 2013, Geneva, Switzerland, Nov 14-15, 2013
  Jefferies Global Healthcare Conference, London, UK, Nov 20-21, 2013
  J.P. Morgan Healthcare Conference, San Francisco, CA, January 13-16, 2014

Conference Call / Webcast Information

Prosensa will host a conference call on November 18 at 11:00am ET, 5:00pm CET to discuss third quarter 2013 financial results and a corporate update. In order to participate in the conference call, please dial 1-877-407-9170 (US domestic) and refer to conference ID 423422. International dial-in numbers and an audio webcast can be accessed under "Events & Presentations" through the Investors & Media section of the Prosensa corporate website www.prosensa.com.

About Prosensa Holding N.V.

Prosensa (Nasdaq:RNA) is an innovative biotechnology company engaged in the discovery and development of ribonucleic acid-modulating, or RNA-modulating, therapeutics for the treatment of genetic disorders. Our primary focus is on rare neuromuscular and neurodegenerative disorders with a large unmet medical need, including Duchenne muscular dystrophy, Myotonic dystrophy and Huntington's disease. Our clinical portfolio of RNA-based product candidates is focused on the treatment of Duchenne muscular dystrophy, or DMD. Each of our DMD compounds has been granted orphan drug status in the United States and the European Union. Our first product candidate, drisapersen, can address a variety of mutations in the dystrophin gene, such as a deletion of exon 50 or exons 48 to 50.

About DMD

DMD is one of the most prevalent rare genetic diseases globally affecting up to 1 in 3,500 boys and is invariably fatal. There is currently no approved disease-modifying therapy for DMD. The progressive muscle-wasting that characterizes this disease is caused by inadequate production of dystrophin, a protein necessary for muscle function, as a result of mutations in the dystrophin gene. The different mutations, which are mostly deletions of one or more exons, found in the dystrophin gene result in distinct sub-populations of DMD patients. We are designing product candidates to address several sub-populations using our platform technology.

Forward Looking Statement

This press release contains certain forward-looking statements. All statements, other than statements of historical facts, contained in this press release, including statements regarding our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "target," "potential," "will," "would," "could," "should," "continue," and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements in this press release include statements around our exon-skipping drug pipeline and financial position. Actual results may differ materially from those projected or implied in such forward-looking statements. Such forward-looking information involves risks and uncertainties that could significantly affect expected results. These risks and uncertainties are discussed in the Company's SEC filings, including, but not limited to, the Company's Form 6-K containing this press release and certain sections of the Company's Registration Statement on Form F-1. In addition, any forward-looking statements represent our views only as of today and should not be relied upon as representing our views as of any subsequent date. While we may elect to update these forward-looking statements at some point in the future, we specifically disclaim any obligation to do so, even if our views change.

CONTACT: Prosensa Holding N.V.
         Celia Economides, Director IR & Corporate Communications
         Phone: +1 917 941 9059
         Email: c.economides@prosensa.nl